Exhibit 99.1

NOTICE OF

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 18, 2023

To the shareholders of Rail Vision Ltd.:

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of the shareholders of Rail Vision Ltd. (the “Company”) will be held at the offices of the Company, at 15 Ha’Tidhar St. Ra’anana, Israel at 15.00 p.m. (Israel Time), on June 18, 2023.

The agenda of the Meeting will be as follows:

1.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2021 and audited financial statements for the year ended December 31, 2022.

2.	To approve the re-appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2023 and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s annual compensation.

3.

To re-elect Mr. Shmuel Donnerstein and Ms. Inbal Kreiss to our Board of Directors for a term expiring at our next annual general meeting of shareholders. (A separate vote for each director will be taken)

4.	To approve a PIPE financing transaction with Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“Knorr-Bremse”).

5.

To approve the re-pricing of outstanding options granted by the Company to our directors Mr. Shmuel Donnerstein and Mr. Eli Yoresh and to our CEO, Mr. Shahar Hania. (a separate vote for each of the options holder will be taken)

6.	To approve the grant of 39,932 options (the “Options”) to Ms. Keren Aslan, a member of our Board of Directors since February 2023.

We are currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders at the close of business on May 11, 2023 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Shahar Hania
Shahar Hania Chief Executive Officer
May 12, 2023

15 Ha’Tidhar St.

Ra’anana, Israel 4366517

PROXY STATEMENT

FOR ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 18, 2023

This Proxy Statement is furnished to holders of our ordinary shares, par value NIS 0.01 per share, in connection with Annual and Extraordinary General Meeting of Shareholders, to be held on June 18, 2023, at 15.00 p.m. Israel time at the offices of the Company at 15 Ha’Tidhar St. Ra’anana, Israel (the “Meeting”), or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Rail Vision” “RV,” “we”, “us”, “our” and the “Company” to refer to Rail Vision Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Meeting will be as follows:

1.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2021 and audited financial statements for the year ended December 31, 2022.

2.	To approve the re-appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2023 and until our next annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s annual compensation.

3.	To re-elect Mr. Shmuel Donnerstein to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

4.	To re-elect Ms. Inbal Kreiss to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

5.	To approve a PIPE financing transaction with Knorr-Bremse.

6.	To approve the re-pricing of outstanding options granted to our director Mr. Shmuel Donnerstein.

7.	To approve the re-pricing of outstanding options granted to our director Mr. Eli Yoresh.

8.	To approve the re-pricing of outstanding options granted to our CEO Mr. Shahar Hania.

9.	To approve the grant of 39,932 options to our director Ms. Keren Aslan.

We are currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our board of directors (the “Board of Directors”) unanimously recommends that you vote “FOR” all items.

Record Date, Share Ownership and Quorum

Only the holders of record of ordinary shares of the Company as at the close of business on May 11, 2023, (the “Record Date”) are entitled to receive notice of and attend the Meeting and any adjournment thereof. No person shall be entitled to vote at the Meeting unless such person is registered as a shareholder of the Company on the Record Date for the Meeting.

As of the close of business on the Record Date, 20,038,856 ordinary shares were issued and outstanding. A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start.

If within half an hour from the time appointed for the Meeting a quorum is not present, then without any further notice the Meeting shall be adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares if the shareholder wants its ordinary shares to count for the Proposals.

Position Statement

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law you may do so by delivery of appropriate notice to the offices of our attorneys, Shibolet & Co. (Attention: Ron Soulema, Adv) located at 4 Its'hak Sadeh St., Tel-Aviv, Israel, not later than ten days before the convening of the Meeting (i.e. June 8, 2023). The response of the Board of Directors to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. June 13, 2023).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.   We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting

Each ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting.

Ordinary shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 8:00 a.m., Eastern Time, on June 16, 2023, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entry in your name so that you appear as a shareholder on the records of VStock Transfer, LLC (“VStock”) (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the notice of Meeting and the proxy card will be mailed to you by VStock. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person. If you own ordinary shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the Meeting, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at ofer@railvision.io or Rail Vision Ltd., 15 Ha’Tidhar St. Ra’anana, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting.

If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 8:00 a.m., Eastern Time, on June 16, 2023.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the notice of Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, http://www.railvision.io. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or the Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Vote Required for Each Proposal

The affirmative vote of the holders of a majority of the voting power present at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of Proposals 2-4 and 6-7.

The approval of Proposals 5 and 9 above require the affirmative vote of a majority of the voting power present at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-interested shareholders voted at the Meeting (excluding abstaining votes); or

b.	The total number of shares of non-interested shareholders that voted against the approval of the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Proposal 8 above requires the affirmative vote of a majority of the voting power present at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstaining votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “Controlling Shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares. As of the date hereof, we have no Controlling Shareholder within the above meaning of the Companies Law. However, according to the Companies Law, if there is no shareholder who holds 50% or more of the voting rights in a company, any shareholder who holds 25% or more of the voting rights in a company will be considered a “Controlling Shareholder” with respect to approval of related party transactions. Therefore in relation to approval of Proposals 5 and 8-9 Knorr-Bremse is considered a Controlling Shareholder.

The Companies Law requires that each shareholder voting on Proposals 5 and 8-9 will indicate whether or not the shareholder has a personal interest in the proposed resolutions. Otherwise, the shareholder is not eligible to vote on such proposals. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to Proposals 5 and 8-9. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Proposals 5 and 8-9 their vote with respect to such Proposals will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

PROPOSAL 1:

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, in accordance with the requirements of the Companies Law, our auditor’s reports, annual reports and financial statements for the years ended December 31, 2021 and December 31, 2022 will be presented. We will furthermore hold a discussion with respect to such financial statements at the Meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s reports and the audited financial statements for the year ended December 31, 2021 and for the year ended December 31, 2022, were included in our respective annual reports on Form 20-F (file No. 001-41334), and may be viewed at the “Investors Relations” portion of our website at http://www.railvision.io, or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the auditor’s reports, audited financial statements or the contents of our website form part of the proxy solicitation material.

PROPOSAL 2

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND

AUTHORIZATION OF THE BOARD OF DIRECTORS AND/OR AUDIT COMMITTEE TO FIX THEIR COMPENSATION

Background

At the Meeting, you will be asked to approve the reappointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and until our next annual general meeting of shareholders and to authorize our Board of Directors (upon recommendation of the audit committee) and/or the audit committee (subject to ratification by our Board of Directors) to fix their compensation.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2022	2021
(USD in thousands)
Audit fees (1)	120	120
Audit-related fees (2)	220	-
Tax fees (3)	21	6
All other fees	-	-

Total	361	126

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2)	Audit-related fees consist of services in connection with our initial public offering.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits

For the fiscal years ended December 31, 2021 and 2022, all of our audit and audit-related fees were pre-approved by our Board of Directors or the Audit Committee.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

Proposal No. 2 - “RESOLVED, that the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and until our next annual general meeting of shareholders, is hereby approved and the Audit Committee or the Board of Directors be, and hereby is, authorized to fix the compensation of such independent auditors.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the audit committee to fix the independent auditors’ compensation.

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the reappointment of our independent auditors and authorization of our Audit Committee or Board of Directors to fix the independent auditors’ compensation.

PROPOSALS 3-4:

RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our articles of association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Board of Directors currently consists of eight (8) directors, two of whom are external directors. Under our amended and restated articles of association our Board of Directors must consist of at least four (4) directors and not more than thirteen (13) directors, including at least two external directors. Pursuant to our articles of association, shareholders are entitled to appoint a director to our Board of Directors for each 10% of our outstanding share capital that they own (the “Appointed Directors”) and in such case the appointment will be for undefined period. Additional board members are elected at our shareholders’ annual meetings (the “Elected Directors”) and in such case they shall serve on the Board of Directors until the next annual general meeting (except for external directors which will serve for up to three terms, each term of three years’ period). In addition, our amended and restated articles allow our Board of Director to appoint directors to fill vacancies and/or as an addition to the Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting. All of the Elected Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

Our Appointed Directors are currently Mark Cleobury, Maximilian Eichhorn and Inbal Aslan who were each appointed by Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“Knorr-Bremse”), and Eli Yoresh who was appointed by Foresight Autonomous Holdings Ltd. Our Elected Directors are currently Shmuel Donnerstein and Inbal Kreiss. Our External directors are currently Oz Adler and Yossi Daskal.

On March 27, 2022, at a shareholders’ meeting, our shareholders approved, subject to the consummation of our initial public offering (the “IPO”) in April 2022, that the external directors and other directors who were not otherwise engaged by the Company, will be entitled to remuneration according to the Companies Regulations (Rules regarding Remuneration and Expenses of External Directors), 5760-2000 and the Companies Regulations (Facilitation for companies whose securities are listed for trading on a stock exchange outside Israel), 5760-2000 of an annual fee of NIS 48,000 and a per meeting fee of NIS 2,000. In addition, such directors were granted options to purchase 39,932 ordinary shares. The options are exercisable at a price per share of US$1.85 (equal to the average closing share price of the Company’s ordinary shares on the Nasdaq Capital Market during the first 30 days following the Company’s IPO). The options vest in three equal tranches over a three-year period, conditioned upon continuous service with the Company (the “Board Member’s Options”). Board members may waive their right to receive the above fees or any part thereof. Appointed Directors may assign their right to remuneration and their right to receive the Board Member’s Options to the shareholder which appointed them. In addition, the shareholders approved that each of the Company’s directors will be included in the Company’s Directors and Officers insurance policy and be issued letters of indemnification and exculpation by the Company.

Each of the director nominees, whose professional background is provided below, has advised us that he or she is willing, able and ready to serve as a director if re-elected. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

Shmuel Donnerstein. has served on our board of directors since June 2020. Mr. Donnerstein served as the Chairman of our board until January 2023. Since 2008, Mr. Donnerstein serves as the Chairman of the board of directors of Rav Bariach (08) Industries Ltd, a leading company in the door and locks industry in Israel for over 40 years, and also served as the CEO until 2016. Mr. Donnerstein also serves on the board of directors of ScoutCam Inc. (OTCMKTS: SCTC), Safe-Food Ltd., Rav Bariach Locking Products Ltd, Doors (08) Industries Ltd., Norieali Construction Industries Ltd. And Rav Bariach (08) Industries Ltd. Mr. Donnerstein holds a B.A. in Economics from Tel-Aviv University.

Inbal Kreiss, has served on our board of directors since March 2022. Mrs. Kreiss is currently the Head of Innovation at the Systems, Missiles and Space Division of the Israeli Aerospace Industries Ltd. (“IAI”) and Chairwoman of RAKIA, Israel’s 2nd Scientific and Technological Mission to the International Space Station. Since 2013, Mrs. Kreiss has served as Deputy Director of the Space Division at IAI, leading the development, construction, launch and operation of observation and communication satellites for both Israeli and foreign users. Prior to that, Mrs. Kreiss held various leadership positions within IAI, including chief engineer of Israel’s Arrow 2 anti-ballistic missile defense system from 2000 to 2006, and project manager of the Arrow 3 exo-atmospheric interceptor from 2007 to 2013. Mrs. Kreiss holds a B.Sc in chemical engineering from the Technion, Israeli Institute of Technology, an Executive Masters in Business Administration from Tel Aviv University, and completed a visiting research fellowship at the Aeronautics and Astronautics Department of the Massachusetts Institute of Technology (MIT).

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

Proposal No. 3 - “RESOLVED, that the re-election of Shmuel Donnerstein as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

Proposal No. 4 - “RESOLVED, that the re-election of Inbal Kreiss as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, ratified and approved in all respects.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the participation of Knorr-Bremse in the Company’s PIPE fundraising round, provided that one of following conditions is met:

Board Recommendation

Our Board of Directors recommends a vote FOR the re-election of the foregoing directors nominees.

PROPOSAL 5:

THE PARTICIPATION OF KNORR-BREMSE IN THE COMPANY’S PIPE FUNDRAISING ROUND:

Background

On May 10, 2023, further to the Company’s endeavors to secure additional financing to support its operation, the Company entered into an agreement with Knorr-Bremse for private investment in public equity (“PIPE”) transaction to raise US $3 million in a sale of the Company’s ordinary shares and warrants to purchase the Company’s ordinary shares (the “Agreement”).

As per the terms of the Agreement, Knorr-Bremse will invest US $3 million, and in exchange will receive 3,947,368 ordinary shares and 3,947,368 common warrants to purchase ordinary shares. The purchase price of one ordinary share and one warrant is US $0.76 (the “Purchase Price”) (set at a 15% discount from the market price of the Company’s ordinary shares on the last trading day prior to the date of the Agreement). Additionally, the warrants to purchase ordinary shares will be exercisable at an exercise price of $0.84 per share (a 10% premium to the Purchase Price). The warrant will be exercisable for a period of 5 years. The Agreement also provides that to the extent that the Company decides to proceed with the PIPE transaction, the Company will, as soon as practicable after the closing of the PIPE transaction and not later than thirty (30) days following the closing of the PIPE transaction, file with the Commission a Registration Statement on Form F-3 covering the resale of the ordinary shares sold in the PIPE transaction and the ordinary shares issuable upon exercise of the warrants.

The report of our independent registered public accounting firm on our audited financial statements as of and for the year ended December 31, 2022 that were included in our annual report on Form 20-F for the year ended December 31, 2022, that was filed with the Commission on March 23, 2023 contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. As a result, management’s plan includes raising funds from existing shareholders and/or outside potential investors to address such going concern. Overall, this deal structure may help the Company raise the necessary funds while also providing the Company with an opportunity for a strategic transaction.

According to the Companies Law, if there is no shareholder who holds 50% or more of the voting rights in a company, any shareholder who holds 25% or more of the voting rights in a company will be considered a “Controlling Shareholder” with respect to approval of related party transactions. Therefore in relation to approval of Proposal 8, Knorr-Bremse is considered a Controlling Shareholder. As such, any such transaction in which Knorr-Bremse participate is subject to approval by the Company’s shareholders meeting due to the potential for conflicts of interest. This requirement ensures that the transaction is fair and equitable to all shareholders, and that Knorr-Bremse does not gain undue advantage. Therefore, obtaining approval from the Company’s shareholders is a necessary step to ensure transparency and fairness in the transaction.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

Proposal No. 5 - “RESOLVED, to approve the PIPE fundraising round with Knorr-Bremse.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the participation of Knorr-Bremse in the Company’s PIPE fundraising round, provided that one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-interested shareholders voted at the Meeting (excluding abstain votes); or

b.	The total number of shares of non-interested shareholders that voted against the approval of the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

The Companies Law requires that each shareholder voting on Proposal 5 will indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on such proposals. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to Proposal 5. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Proposal 5 their vote with respect to such Proposal will be disqualified.

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of the participation of Knorr-Bremse in the Company’s PIPE fundraising round.

PROPOSALS 6-7:

AMENDMENT OF THE EXERCISE PRICE OF OUTSTANDING OPTIONS GRANTED TO DIRECTORS

Background

Shmuel Donnerstein served as the chairman of our Board of Directors since June 2020 until January 2023. Following termination of his office as chairman, Mr. Donnerstein continued to serve as a director of the board and is nominated to be re-elected for additional term, as detailed is Proposal 3 above.

On October 21, 2020, the Company entered into a service agreement with Mr. Donnerstein under which he was engaged to serve as our active chairman of the board, which was terminated in January 2023. In consideration for his services as chairman of the Board of Directors, Mr. Donnerstein was entitled to, following the Company’s IPO, a monthly fee of US $10,000 (plus VAT). In addition, with the completion of the Company’s IPO the Company paid Mr. Donnerstein a one-time IPO bonus in the amount of US $50,000 (plus VAT) and was granted on May 11, 2022 options to purchase 266,216 ordinary shares, with an exercise price per share of US $1.85 (equal to the average closing share price of the Company’s ordinary shares on the Nasdaq Capital Market over the first 30 calendar days that followed our IPO). These options vest in two annual tranches over a two-year period as of May 11, 2022. Furthermore, Mr. Donnerstein is included in the Company’s Directors and Officers insurance policy and was issued letters of indemnification and exculpation by the Company.

According to an option agreement dated October 21, 2020, between the Company and Mr. Donnerstein, Mr. Donnerstein was granted options to purchase up to 556,820 ordinary shares of the Company (as adjusted following bonus shares distribution) at an exercise price of US $6.1393 per-share, of which 278,410 options expired and 278,410 are vested and exercisable (the “2020 Donnerstein’s Options”).

The Company’s Compensation Committee and the Board approved, subject to the approval of the Company’s Shareholders Meeting, the amendment of the exercise price of the remaining 2020 Donnerstein’s Options to US $1.85 per-share.

Eli Yoresh has served on our Board of Directors since August 2017. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly with companies in the financial, technology and industrial sectors. Mr. Yoresh has served as chief financial officer since March 2010, and as a director since October 2010, at Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), one of our shareholders. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. In addition, since March 2014, Mr. Yoresh has served as a director at Nano Dimension Ltd. (Nasdaq and TASE: NNDM). Mr. Yoresh’s previous directorships include Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, as the chairman of both Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015 and Gefen Biomed Investments Ltd. (TASE: GEFEN) from April 2013 to July 2015. Mr. Yoresh holds a B.A. in Business Administration from the College of Management, Israel and an M.A. in Law from Bar-Ilan University, Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

Following the approval of our shareholders on March 27, 2022, Mr. Yoresh was granted on May 11, 2022, options to purchase 39,932 ordinary shares at a price per share of US $1.85 (equal to the average closing share price of the Company’s ordinary shares on Nasdaq Capital Market during the first 30 days following the IPO). These options vest in three annual tranches over a three-year period as of May 11, 2022.

In addition, Mr. Yoresh, as well as any other board member who is not otherwise engaged or employed by the Company, is entitled to remuneration according to the Companies Regulations (Rules regarding Remuneration and Expenses of External Directors), 5760-2000 and the Companies Regulations (Facilitation for companies whose securities are listed for trading on a stock exchange outside Israel), 5760-2000 of an annual fee of NIS 48,000 and a per meeting fee of NIS 2,000. Furthermore, Mr. Yoresh is included in the Company’s Directors and Officers insurance policy and was issued letters of indemnification and exculpation by the Company.

According to an option agreement between the Company and Mr. Eli Yoresh, Mr. Yoresh was granted on January 4, 2018 options to purchase 16,852 ordinary shares of the Company at an exercise price of US $6.1393 per-share (as adjusted following bonus shares distribution), which have fully vested and are currently exercisable (the “Yoresh’s Options”).

The Company’s Compensation Committee and the Board approved, subject to the approval of the Company’s Shareholders Meeting, the amendment of the exercise price of the Yoresh’s Options to US $1.85 per-share.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

Proposal No. 6 - RESOLVED, to approve the amendment of the exercise price of the 2020 Donnerstein’s Options to purchase 278,410 Company’s ordinary shares to US $1.85 per-share.

Proposal No. 7 - RESOLVED, to approve the amendment of the exercise price of the Yoresh’s Options to purchase 16,852 Company’s ordinary shares to US $1.85 per-share.

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the amendment of the exercise price of the 2020 Donnerstein’s Options and the exercise price of the Yoresh’s Options.

Board Recommendation

Our Board of Directors recommends a vote FOR the amendment of the exercise price of the 2020 Donnerstein’s Options (Proposal No. 6) and the amendment of the exercise price of the Yoresh’s Options (Proposal No. 7).

PROPOSAL 8:

AMENDMENT OF THE EXERCISE PRICE OF OUTSTANDING OPTIONS GRANTED TO THE COMPANY’S CEO

Background

Mr. Shahar Hania has served as our Chief Executive Officer since November 2020. Previously, Mr. Hania served as a member of our board of directors from November 2020 to March 2022, and as our Vice President of Research and Development from April 2016 to March 2021. Mr. Hania is an electro-optics expert with vast experience (since 1994) in the fields of combined electro-optics systems, detection, infrared systems and lasers. Mr. Hania held senior system engineering positions in Bird Aerosystems Ltd. From April 2012 to May 2016, and Elbit Systems Electro-Optics ELOP Ltd. From 2000 to 2012. Mr. Hania holds a B.Sc. in Physics and Electro-optics engineering from the Jerusalem College of Technology, Israel and a M.Sc. in electro-optics engineering from Ben-Gurion University, Israel.

On August 20, 2016, the Company entered into a service agreement with Mr. Hania (as amended on March 20, 2018, February 4, 2021, and May 29, 2022) under which he was engaged to serve as our Vice President of Research and Development from April 2016 to March 2021 and as our CEO since November 2020. In consideration for his services as our CEO, Mr. Hania is entitled to a monthly fee of NIS 84,000 (plus VAT). In addition, with the completion of the Company’s IPO the Company paid Mr. Hania a one-time IPO bonus in the amount of NIS 312,000 (plus VAT). On May 11, 2022, Mr. Hania was granted options to purchase 156,081 ordinary shares, with an exercise price per share of US $1.85 (equal to the average closing share price on the Nasdaq over the first 30 calendar days that followed our initial public offering). These options will vest over a three-year period as of May 11, 2022, one third of the options shall vest one year following their grant date and the remainder of the Options shall vest on a quarterly basis over a period of two (2) years.

Furthermore, Mr. Hania is included in the Company’s Directors and Officers insurance policy and was issued letters of indemnification and exculpation by the Company.

According to an Option Agreements between the Company and Mr. Hania, Mr. Hania was granted on January 4, 2018 and October 13, 2020 options to purchase up to 103,708 ordinary shares of the Company (as adjusted following bonus shares distribution) at an exercise price of US $6.1393 per-share, of which 30,800 options expired, 30,800 options are vested upon meeting sales goals until October 13, 2024 and 42,108 options are fully vested and are currently exercisable (the “Hania’s Options”). The Company’s Compensation Committee and the Board approved, subject to the approval of the Company’s Shareholders Meeting, the amendment of the exercise price of the remaining Hania’s Options to US $1.85 per-share.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

Proposal No. 8 - “RESOLVED, to approve the amendment of the exercise price of the Hania’s Options to purchase 72,908 Company’s ordinary shares to US $1.85 per-share.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the amendment of the exercise price of the Hania’s Options, provided that one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstain votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval of the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares. According to the Companies Law, if there is no shareholder who holds 50% or more of the voting rights in a company, any shareholder who holds 25% or more of the voting rights in a company will be considered a “Controlling Shareholder” with respect to approval of related party transactions. Therefore in relation to approval of Proposal 8, Knorr-Bremse is considered a Controlling Shareholder.

The Companies Law requires that each shareholder voting on Proposal 8 will indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on such proposals. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you are a controlling shareholder or have a personal interest with respect to Proposal 8. If any shareholder casting a vote in connection hereto does not notify us whether or not they are controlling shareholders or have a personal interest with respect to Proposal 8 their vote with respect to such Proposal will be disqualified.

Board Recommendation

Our Board of Directors recommends a vote FOR the amendment of the exercise price of the Hania’s Options.

PROPOSAL 9:

GRANT OF OPTIONS TO MS. KEREN ASLAN

Background

Ms. Keren Aslan has served on our Board of Directors since February 1, 2023. Ms. Aslan is an Appointed Director, who was appointed by Knorr-Bremse. Ms. Aslan currently serves as the chief financial officer of Israel Post Ltd. Ms. Aslan served from April 2019 to September 2022 as chief executive officer of Superbus, a company in the Israeli public transportation market. Prior to that, from 2012 to 2018, Ms. Aslan served as the chief financial officer of Israel Railways Ltd., leading its innovation department and its first public bonds raise on the Tel Aviv Stock Exchange. Ms. Aslan holds a B.A. degree in Economics and Business Management from Tel Aviv University and a M.A degree in Economics from Tel Aviv University. Ms. Aslan also serves as a director of Hanan Mor Group Holdings Ltd. and Rav Bariach (08) Industries Ltd., both listed on the Tel Aviv Stock Exchange, and Trans Israel Ltd., an Israeli government-owned corporation functioning as a project management agency of the Israeli Ministry of Transport and Road Safety.

In accordance with the resolutions of our shareholders on March 27, 2022, Ms. Aslan is entitled to remuneration according to the Companies Regulations (Rules regarding Remuneration and Expenses of External Directors), 5760-2000 and the Companies Regulations (Facilitation for companies whose securities are listed for trading on a stock exchange outside Israel), 5760-2000 of an annual fee of NIS 48,000 and a per meeting fee of NIS 2,000. In addition, Ms. Aslan will be included in the Company’s Directors and Officers insurance policy and be issued letters of indemnification and exculpation by the Company.

Pursuant to the terms of the Compensation Policy it is proposed to approve the grant to Ms. Aslan of Board Member’s Options to purchase 39,932 Ordinary Shares, equal to approximately 0.2% of the total issued and outstanding share capital of the Company as of May 11, 2023, at an exercise price per share of US $1.85 (equal to the average closing share price of the Company’s ordinary shares on Nasdaq Capital Market during the first 30 days following the Company’s IPO). Ms. Aslan’s right to exercise the Options shall vest in three annual tranches on over three years’ period as of February 1, 2023. The Options may be exercised on net exercise basis, according to section 12 of the Company’s Amended Share Option Plan. The Company’s Amended Share Option Plan is filed as exhibit 4.4 to the Company’s annual report on Form 20-F for the year ended December 31, 2022, that was filed with the Commission on March 23, 2023.

As an Appointed Director, Ms. Aslan may assign her right to remuneration and her right to receive the Board Member’s Options to the shareholder that appointed her.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

Proposal No. 9 - “RESOLVED, to approve issuance of Board Member’s Options to purchase 39,932 Ordinary Shares to Ms. Keren Aslan.”

Required Vote

Under the Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the grant of Board Member’s Options to Ms. Aslan, provided that one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-interested shareholders voted at the Meeting (excluding abstain votes); or

b.	The total number of shares of non-interested shareholders that voted against the approval of the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares. According to the Companies Law, if there is no shareholder who holds 50% or more of the voting rights in a company, any shareholder who holds 25% or more of the voting rights in a company will be considered a “Controlling Shareholder” with respect to approval of related party transactions. Therefore in relation to approval of Proposal 9, Knorr-Bremse is considered a Controlling Shareholder.

The Companies Law requires that each shareholder voting on Proposal 9 will indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on such proposals. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to Proposal 9. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Proposal 9 their vote with respect to such Proposal will be disqualified.

Board Recommendation

Our Board of Directors recommends a vote FOR the grant of Board Member’s Options as described in this proxy statement to Ms. Keren Aslan.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Shahar Hania
Shahar Hania Chief Executive Officer
Dated: May 12, 2023